Marianne C Sarrazin	Goodwin Procter LLP
+1 415 733 6134 MSarrazin@goodwinlaw.com	Three Embarcadero Center, Suite 2800 San Francisco, CA 94111

goodwinlaw.com
+1 415 733 6000

August 23, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Li Xiao
Vanessa Robertson
Lauren Hamill
Joe McCann

Re:	Vascular Biogenics Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 26, 2023
File No. 333-271826

Ladies and Gentlemen:

This letter is submitted on behalf of Vascular Biogenics Ltd. (“VBL”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to VBL’s Registration Statement on Form S-4 (File No: 333-271826), initially filed on May 11, 2023 and refiled on June 30, 2023, and July 26, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated August 9, 2023 (the “Comment Letter”). VBL is concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Form S-4 filed July 26, 2023

Q: What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of VBL?, page vi

1.	With reference to the disclosure at the bottom of page 167 and on 165, please revise the Q&A to highlight that a U.S. Holder that is not a 10% Shareholder and who, at the end of the day immediately preceding the Merger, beneficially owns (actually or constructively) VBL Securities with a fair market value of less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Merger or to include any part of the “all earnings and profits amount” in income.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page vi of Amendment No. 3 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

August 23, 2023

Background of the Merger, page 101

2.	We note your revisions in response to prior comment 6 and refer to the June 20-June 28 entry on page 113. With regards to changes between the VB-601 Initial Offer and the VB-601 Offer, please revise to clarify which party sought the revised terms and the reason(s) they did so. With regards to the July 25, 2023 amendment, identify material terms, if any, that changed as a result of these negotiations and, if applicable, explain which party sought the revised term(s) and the reason(s) they did so.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 113 and 163 of Amendment No. 3 to reflect the Staff’s comments.

Related Party Transaction, page 163

3.	Your response to prior Comment 5 indicates that Proposal 10 is a non-binding advisory vote; however, the disclosure on page viii and the Term Sheet appear to indicate that the VB-601 Asset Sale is subject to the separate approval of the VBL shareholders at the special meeting. Please advise and/or revise the disclosure.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages iv, viii, ix, 97-99, 113 and 163 of Amendment No. 3 to reflect the Staff’s comment. As reflected in the revised disclosure, shareholder approval is not required under Israeli law. The shareholder vote is advisory in nature, and while the non-binding term sheet requires shareholder approval, such provision may be waived. Because VBL’s Board intends to follow the recommendation of shareholders, VBL has similarly clarified this disclosure on pages viii, 113 and 163 of Amendment No. 3.

U.S. Federal Income Taxation of U.S. Holders of VBL Securities, page 166

4.	Please revise the disclosure at the top of page 166 to clarify that the disclosure under the heading “U.S. Federal Income Taxation of U.S. Holders of VBL Securities” is covered by the tax opinion of counsel.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 166 of Amendment No. 3 to reflect the Staff’s comment.

5.	We refer to your revised disclosures and response to prior comment 8. Please have counsel revise its tax opinion to explain whether VBL was a PFIC in prior tax years. Also, provide us a detailed analysis explaining whether there is material uncertainty concerning VBL’s PFIC status for the current tax year. With reference to the pro forma financials presented on pages 252-254, it appears that VBL will have minimal assets and possibly no revenues for the current taxable year. As such, it is unclear why there is material uncertainty. If applicable, discuss the magnitude of the change in the value of VBL’s securities that would have to occur between now and closing to trigger a change in PFIC status. Please note that assumptions and qualifications consistent with the proposed transaction are permissible. As such, we would not object to a tax opinion qualified on the closing of the VB-601 Asset Sale prior to the closing of the Merger. For guidance concerning assumptions and qualifications in tax opinions, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE: VBL acknowledges the Staff’s comment and notes for the Staff that the Tax Opinion of Goodwin Procter LLP, U.S. tax counsel to VBL, filed as Exhibit 8.1 to Amendment No. 3, has been updated to opine with respect to VBL’s status as a PFIC in prior tax years and the current taxable year. As disclosed on pages vi, 14, 44 and 168 of Amendment No. 3, VBL is expected to be a PFIC for the current taxable year. Accordingly, there is no longer material uncertainty regarding VBL’s PFIC status for the current tax year.

U.S. Securities and Exchange Commission

August 23, 2023

U.S. Federal Income Taxation of U.S. Holders of Notable Securities, page 170

6.	Please revise the disclosure under the heading, and have counsel revise the Exhibit 8.1 tax opinion, to clarify that this disclosure is covered by the tax opinion.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 170 of Amendment No. 3 to reflect the Staff’s comment. VBL has also filed the tax opinion of Wiggin and Dana LLP, counsel to Notable Labs, Inc., as Exhibit 8.2 to Amendment No. 3 (including its consent as Exhibit 23.5) and has revised the Exhibit Index on pages 291 and 292 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Notable Pre-Closing Financing, page 257

7.	We note your response to our prior comment 14 and the revisions made to disclose the components of the pre-closing financing shares. Please further revise to disclose the key terms for the pre-closing financing, including terms that would support these share balances, as well as those that would have a continuing impact post merger. In particular, please reference how the 66,384,781 VBL Ordinary shares related to gross up shares and the 94,145,721 VBL Ordinary Shares related to incentive shares were determined.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 146 of Amendment No. 3 to reflect the Staff’s comment. VBL respectfully notes for the Staff that it believes the additional disclosure regarding the variance in shares received based upon amounts invested in the Notable Labs, Inc. pre-closing financing is more appropriate in the section of Amendment No. 3 where such pre-closing financing is discussed in more detail (e.g., page 146). Accordingly, inclusion of a cross-reference in the unaudited pro forma condensed combined financial information on pages 257, 262 and 264 to such explanatory disclosure is a more meaningful presentation for shareholders.

***

U.S. Securities and Exchange Commission

August 23, 2023

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

cc:	Sam Backenroth, Vascular Biogenics Ltd.
Thomas Bock, Notable Labs, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Andrew H. Goodman, Goodwin Procter LLP
Tevia K. Pollard, Goodwin Procter LLP
Evan Kipperman, Wiggin and Dana LLP
Michael Grundei, Wiggin and Dana LLP
Elishama Rudolph, Wiggin and Dana LLP
Yuval Horn, Horn & Co. – Law Offices
Shimrit Roznek, Horn & Co. – Law Offices